

Mail Stop 4720

June 30, 2017

Christopher T. Holmes
Chief Executive Officer and President
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, TN 37201

> **Re:** **FB Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed June 21, 2017**
> **File No. 333-218876**

Dear Mr. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: James R. Gordon
       Kyle Healy, Esq.